Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended										24 Weeks Ended
	Jan. 1,		Dec. 31,		Dec. 30,		Dec. 29,		Jan. 3,		June 14,		June 20,
(In thousands, except ratios)	2005		2005		2006		2007		2009		2008		2009

Fixed Charges:
Interest expense on Indebtedness	$27,181		27,877		30,840		28,088		26,466		12,876		11,144

Rent expense (1/3 of total rent expense)	9,901		10,386		9,966		9,057		9,496		4,272		4,708

Total fixed charges	$37,082		38,263		40,806		37,145		35,962		17,148		15,852

Earnings:
Income (loss) before provision for income taxes	$19,199		63,721		(21,689)		53,015		53,791		30,119		33,640

Fixed charges	37,082		38,263		40,806		37,145		35,962		17,148		15,852

Total earnings	$56,281		101,984		19,117		90,160		89,753		47,267		49,492

Ratio	1.52	x	2.67	x	0.47	x	2.43	x	2.50	x	2.76	x	3.12	x